FILED BY ANCHOR BANCORP WISCONSIN INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ANCHOR BANCORP WISCONSIN INC.

COMMISSION FILE NO. 001-34955

‘About Old National’ FAQ (for internal use only)

Why did Old National seek a partnership with AnchorBank?

Old National recognized the opportunity to partner with a strong financial institution that shares a similar commitment to personalized, solutions-based client service and strong community engagement and investment. As we began to explore the possibility of a partnership, the leadership teams from both companies quickly became convinced that the culture of high accountability and service-focused banking that you are accustomed to as an AnchorBank associate was consistent with the Old National principles and vision. We are confident that this partnership represents a tremendous cultural and business fit, and we firmly believe it will benefit your clients and the communities where you work and live.

What can you tell me about my employment with Old National? Will I remain employed beyond the conversion?

All AnchorBank associates will become Old National associates at the time of closing, and your Anchor years of service will be credited toward any Old National benefits eligibility periods. It’s simply too early in the process to make a determination about post-conversion roles and positions. In the weeks ahead, we’ll continue to partner with the Anchor leadership team to work through all the details of the integration and conversion process—including employment matters. Throughout this process, we are committed to open, honest and frequent communication.

What is the anticipated timeline for closing and conversion?

We expect to complete the transaction late in the 2nd quarter of 2016, with a conversion timeline still to be determined. We will communicate specific dates once they become available.

What are Old National Bank’s mission, vision and core values?

Our mission is to consistently exceed the expectations of our clients, associates and shareholders, and to be a bank that our clients embrace as their full-service financial partner…for life. We work to achieve this by steadfastly adhering to a set of strategic imperatives and by never wavering from our core values: Integrity, Teamwork, Leadership, Community, Responsibility with Accountability, Bias for Action, Excellence and Diversity & Inclusion.

Our vision is to be recognized in our communities as THE bank that builds long-term, highly valued relationships with our clients. These loyal relationships will be earned through the passionate commitment of our enthusiastic and energetic team of associates who provide unequalled client care and solutions. This commitment and focus on our clients and communities will result in consistent, quality earnings for our shareholders.

‘About Old National’ FAQ (for internal use only)

Old National is also deeply committed to ethics and governance. In fact, we have been named one of The World’s Most Ethical Companies by the prestigious Ethisphere Institute for four consecutive years, and our corporate culture has been certified by the Ethisphere Institute for six consecutive years.

What are Old National’s strategic imperatives and how do they guide us?

We operate under three strategic imperatives:

1) Continue to strengthen our risk profile;

2) Increase our management discipline; and

3) Provide consistent, quality earnings to our shareholders.

Guided by these strategic imperatives, we focus on achieving sustainable, long-term growth through exceptional client service, active community engagement and a steady, fundamental approach to banking.

How does Old National encourage and empower community involvement?

Community involvement is encouraged and celebrated as a key component in achieving more for our clients, associates and shareholders. As a past recipient of the prestigious Points of Light Corporate Engagement Award for Excellence and last year’s winner of the American Banking Association Community Commitment Award, Old National has a long-standing tradition of being actively engaged in the communities we serve. In 2014, Old National funded more than $5 million in grants and sponsorships, and our associates donated almost 100,000 total volunteer hours in support of more than 2,000 organizations.

Naturally, having a culture that embraces and empowers community engagement requires an organizational commitment to helping associates achieve an effective work-life balance. For three consecutive years, Old National has earned the Work-Life Seal of Distinction from WorldatWork’s Alliance for Work-Life Progress, a recognition that celebrates employers who help employees achieve “success at work and in their personal lives.”

How do we approach client service?

Much like you do at AnchorBank, at Old National we take the time to get to know each client and to understand their financial needs, which allows us to provide highly individualized solutions from a partnership perspective. In every market we serve, an unwavering focus on passionate, personal client service is the cornerstone of our success and THE feature that differentiates Old National.

What other lines of business are part of the Old National family?

In addition to providing comprehensive retail, mortgage, commercial and business banking services, Old National serves the insurance, wealth management and investment needs of clients.

‘About Old National’ FAQ (for internal use only)

•	Old National Wealth Management specializes in managing and maintaining the wealth of families, corporations and foundations with a one-on-one personal approach to growing client assets.

•	Old National Investments offers a broad spectrum of products and services, from individual investor services like estate planning, portfolio reviews and retirement strategies to institutional services like investment management and retirement and benefit plans.

•	Old National Insurance specializes in retail property and casualty insurance, employee benefits plans and a variety of other services, including risk management and alternative risk programs.

How do Old National associates throughout our footprint remain connected?

The Old National intranet site is an effective tool for sharing company and associate news, best practices and other important information on a daily basis. In addition, the intranet features a wide variety of forms and tools, along with important benefits and recruitment information, educational opportunities made available by the Old National University training team and an interactive organizational chart.

Most associates also have access to Microsoft Outlook, a user-friendly email program that allows them to communicate internally and externally, and to send and receive appointments and track them via an electronic calendar, and Microsoft Sharepoint, which allows them to manage document libraries.

In addition, Old National President & CEO Bob Jones keeps associates abreast of important events and announcements via email and occasional audio postings on the Intranet. Associates are also free to “Ask Bob Anything” by sending an email message to a special “Ask Bob” email address.

How does Old National encourage and empower career and personal development?

Associates are encouraged to continually expand their knowledge by attending development courses offered by ONUniversity, our in-house training department. They also are empowered to pursue other approved educational opportunities. Available jobs within Old National are posted on the intranet, and associates are encouraged to apply for any open position. Strong consideration is given to qualified internal candidates.

We also offer a variety of mentoring-based career development programs that provide opportunities for associates at every level of the company to gain the skills and insights needed to achieve personal and professional growth.

A structured review and feedback process enables associates and their supervisors to establish development criteria and to engage in an ongoing, open dialogue about personal and career goals and opportunities for advancement. Regular “Pulse” surveys allow associates to provide confidential feedback about a wide variety of issues, including internal communications, management performance and job satisfaction.

‘About Old National’ FAQ (for internal use only)

When can I expect to receive further information about benefits?

Old National is committed to providing all of our associates and their families with competitive benefits choices. A complete overview of benefits is available at our welcome site for new associates (www.oldnational.com/welcome). Once there, click on the Associate Information tab. You can expect to receive more detailed information in conjunction with benefits enrollment.

We recognize that many of you will have questions regarding Old National’s benefits options and coverages. Between now and closing, members of our Human Resources team will hold meetings with Anchor associates to explain the benefits offered and to answer questions.

How can I learn more about Old National?

As mentioned above, we’ve created a welcome site at www.oldnational.com/welcome. There you can review the Old National associate handbook and link to the complete Old National associate benefits site. You can also learn about key company programs and initiatives. In addition, you can click on “Ask Bob” to send Old National President and CEO Bob Jones a confidential email question.

You can also visit our corporate website, oldnational.com, where you’ll find a wide array of information, including a corporate profile and our corporate annual report, along with information related to our products and services, press releases, community involvement information, a banking center locator and much more.

Additional Information for Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, ONB will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorbank.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2015. Information about the directors and executive officers of Anchor is set forth in the proxy statement for Anchor’s 2015 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 27, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this Current Report and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this Current Report, and neither ONB nor Anchor undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this Current Report.